Exhibit 2
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

HIGHLAND LEGACY LIMITED,	:
:
Plaintiff,	:
	:	C.A. No. 1566-N
v.	:
:
:
STEVEN G. SINGER; GARY SINGER;	:
TEJAS, INC.; TEJAS SECURITIES GROUP,	:
INC.; GERALD S. KITTNER;	:
CHRISTOPHER W. DOWNIE;	:
COMMUNICATIONS TECHNOLOGY	:
ADVISORS LLC; CAPITAL &	:
TECHNOLOGY ADVISORS, INC.; PETER D.	:
AQUINO; JARED E. ABBRUZZESE; BARRY A.	:
WILLIAMSON; RAYMOND L. STEELE;	:
AND C. GERALD GOLDSMITH,	:
:
Defendants	:
:
and MOTIENT CORPORATION	:
:
Nominal Defendant.	:
FIRST AMENDED COMPLAINT
     1. Plaintiff Highland Legacy Limited (“Highland”) files this First Amended Complaint, on behalf of Motient Corporation (“Motient”), to recover amounts wrongfully paid by Motient to the Defendants. Highland and its affiliates are the largest single holder of Motient common stock, and Highland seeks to hold the Defendants responsible for their breaches of duties owed to Motient and its shareholders in the transactions described herein. Plaintiff also brings this suit to recover the exorbitant fees paid to conflicted insiders and/or advisors and to protect the integrity of Motient’s corporate governance and assets in an industry experiencing massive expansion, consolidation and change. Motient and its shareholders must have confidence that its board will act in the shareholders’ best interest in all decisions, including decisions relating to operations, investments and any divestitures, mergers or acquisitions. Based upon past conduct, there can be no confidence that this Motient board will act in the best interest of Motient and its shareholders or that it will attempt to recover the improper fees and securities given to the Defendants.
The Parties
     2. Plaintiff Highland and its affiliates are the largest single holder of Motient common stock. Plaintiff is an exempt company with limited liability organized under the laws of the Cayman Islands. Plaintiff currently owns 223,880 shares of Motient Common Stock, and has been shareholder of Motient since 2002 when Motient emerged from bankruptcy. Plaintiff has not sold or otherwise disposed of any Motient common stock since 2002 when Motient emerged from bankruptcy. Consistent with this fact, Plaintiff and its affiliates have been and continue to believe in the intrinsic value of Motient, and as such have no present intention to dispose of its Motient securities. Plaintiff believes that Motient shares are undervalued and that one of the reasons for this undervaluation is that the market discounts Motient’s shares because of Motient’s management’s reputation and the conflicts of interest pervasive in Motient’s management. Specifically, Highland believes that the prospects for Motient and its S-band assets, in the absence of management mischief, are enormous.
     3. Defendant Motient Corporation is a Delaware corporation with its principal place of business in Lincolnshire, Illinois. Motient’s current board of directors has seven members: James Dondero, Jonelle St. John, and Defendants Steven Singer, Gerald Kittner, Raymond Steele, Barry Williamson, and Gerald Goldsmith. Dondero is the President of Strand Advisors, Inc., the general partner of Highland Capital Management, L.P., which is the collateral manager and an equity investor in Plaintiff Highland Legacy, Limited. Defendants Peter Aquino and Jared Abbruzzese formerly served as directors of Motient. Defendant Christopher Downie is the principal executive officer of Motient.
     4. Defendant Communication Technology Advisors LLC (“CTA”) is a financial and operational restructuring firm with offices in Albany, New York and Reston, Virginia. Communication Technology Advisors LLC is controlled by defendant Abbruzzese. Defendant Capital & Technology Advisors, Inc. is organized under the laws of Delaware, and is affiliated with CTA, and it and Communication Technology Advisors LLC are referred to herein collectively as “CTA.”
     5. Defendant Tejas, Inc. is a Delaware corporation with its principal place of business in Austin, Texas. Tejas, Inc. describes itself as a full service brokerage and investment banking firm that operates primarily through its subsidiary, defendant Tejas Securities Group, Inc., a Texas corporation (Tejas, Inc. and Tejas Securities Group, Inc. are referred to herein collectively as “Tejas”). On July 1, 2005, Defendant Tejas acquired CTA for consideration of approximately $65 million in cash and stock paid to CTA’s stock holders.
     6. Defendant Steven G. Singer has been a Motient director since May 2002 and chairman of the board since June 2003. Since November 2000, Steven Singer has served as chairman and chief executive officer of American Banknote Company (“American Banknote”), a public company. In addition, he currently serves as the non-executive chairman of Globix Corp. (“Globix”), and also heads several private entities.
     7. Defendant Gary Singer is the brother of Defendant Steven Singer. Gary Singer is a convicted felon, having been convicted of, inter alia, fraud, money laundering and racketeering arising out of his management of another Delaware company, Cooper Companies. That conduct led the SEC to obtain a permanent injunction against Gary Singer, prohibiting him from acting as an officer or director for any public company. Nonetheless, Gary Singer remains active in Motient’s management, and The Singer Children’s Management Trust, a trust set up for the benefit of Gary Singer’s children, holds or held warrants in Motient and other companies affiliated with CTA, Abbruzzese and Steven Singer.
     8. Defendant Gerald S. Kittner has been a Motient director since May 2002. Since October 2001, Kittner has also been an advisor and consultant for CTA. Kittner has received significant fees of at least $25,000 annually and also received various option and warrants. Since at least July 2002, Kittner has not provided any substantive comments or engaged in active discussion or deliberation of any topic at any board meeting, but he nonetheless approved the transactions challenged herein.
     9. Defendant Raymond L. Steele has been a Motient director since May 2004. Steele also serves as a director of both Globix and American Banknote, two entities whose boards of directors are chaired by Steven Singer. Steele receives over $25,000 annually for his board service at Globix and a similar amount for board service on American Banknote. In addition, Steele has received various stock option and warrant grants from both entities in connection with his service as a director.
     10. Defendant Barry A. Williamson is a career public servant, with a history of serving various positions in state and federal government. Williamson was appointed to the Motient Board in March 2005. Williamson is also a director of Tejas and owns a significant number of Tejas shares. Williamson has been a Tejas director since 1999, and now owns over 51,000 shares of Tejas, a stake with a market value exceeding half a million dollars.

     11. Defendant C. Gerald Goldsmith joined the Motient board in June 2005. Goldsmith has an extensive history of business with defendant Steven Singer and his brother, Gary Singer, including board service on the American Banknote board of directors. In November 2000, the American Banknote board elected Goldsmith as Chairman Emeritus of the Board, and he became a consultant to American Banknote, at the rate of $10,000 per month. In July 2001, Goldsmith was awarded a participation in American Banknote’s restructuring bonus pool at a $100,000 level, which was fully paid over a 36-month period commencing in January 2001 and ending December 31, 2003. On the April 15, 2005 consummation date of American Banknote’s second bankruptcy filing, Goldsmith retired from the American Banknote board, who then paid Goldsmith $40,000 for his past services. At approximately the same time that his tenure on the American Banknote board (chaired by Steven Singer) ended and the payments to him ceased, Goldsmith was nominated to serve on the Motient board, also chaired by Steven Singer.
     12. Defendant Peter D. Aquino is a resident of Reston, Virginia. Aquino was a Motient director from June 2003 to March 2005. Aquino was a senior managing director of CTA from February 2002 until July 2005, when CTA merged with Tejas. When Aquino left the Motient board in March of 2005, he was replaced by Barry Williamson, a director of Tejas with a significant ownership stake in Tejas.
     13. Defendant Jared E. Abbruzzese lists his address as 18 Corporate Woods Blvd., 3rd Floor, Albany, NY 12211, and, on information and belief, is a resident of Loudonville, NY . Abbruzzese was the Founder and Managing Principal of CTA prior to its merger with Tejas. Abbruzzese has been active in all aspects of CTA’s business, and is the senior most executive at CTA. Abbruzzese was also a Motient director until June 20, 2003. Since at least 2002,

Abbruzzese has functioned in a managerial role at Motient, including advising the company and negotiating transactions and contracts on its behalf. Abbruzzese also directs Defendant Downie, Motient’s nominal principal executive officer.
     14. Defendant Christopher W. Downie is Motient’s nominal principal executive officer. Downie was appointed executive vice president, chief operating officer and treasurer of Motient in May 2004. From March 2004 to May 2004, Downie held the position of executive vice president, chief financial officer and treasurer, and was designated as Motient’s principal executive officer. From April 2003 to March 2004, Downie served as vice president, chief financial officer and treasurer. From May 2002 to April 2003, Downie worked as a consultant for CTA and while with CTA, Downie was primarily engaged on Motient-related and other telecom-related matters, and reported to defendant Abbruzzese. Downie’s compensation remains linked to CTA and Motient’s payments to CTA.
FACTS
     15. This lawsuit is being filed because the Motient directors, controlled by Steven Singer, aided by Steven Singer’s brother Gary Singer (who has been banned for life from serving as an officer or director of a public company), and their conspirator Abbruzzese, are conflicted, not independent and driven to hasty decisions adverse to Motient’s best interest by the Singers and Abbruzzese. The effect of these imprudent decisions has been to dilute the interests of Motient’s shareholders in Motient, and thus in its primary asset, Mobile Satellite Ventures L.P. (“MSV”), while at the same time enriching the Singers, CTA, Tejas and Abbruzzese, all at the shareholders’ expense. With this board paradigm rigidly entrenched, the pattern of self-dealing and fleecing of stockholder wealth can only repeat itself in this rapidly changing and evolving industry. Given the corporate chicanery exposed in the last several years, the Defendants simply cannot be entrusted with fiduciary responsibilities for stockholders.
     16. The company at issue, Motient, provides two-way wireless mobile data services and nationwide wireless internet services. Motient’s operations lose money, and Motient has reported losses of more than $72 million on reported revenues of only $36.9 million in fiscal year 2004. Motient’s primary asset is its interest in MSV. MSV provides mobile satellite based communications services, and its spectrum assets are extremely valuable. Thus, despite Motient’s history of operating losses, Motient’s current market capitalization is approximately $1.5 billion.
     17. Defendants CTA and Abbruzzese have provided financial advice to Motient since 2002 and functioned as its executive management. CTA assumed this role at Motient in May 2002, when it was hired to provide financial advice to Motient. At the time CTA was hired, both Abbruzzese and Steven Singer were members of the Motient board. Motient has paid significant fees to CTA for this advice, and CTA currently receives $60,000 per month from Motient. CTA has received over $3 million in total fees since 2002. In addition to significant fees, CTA has been given warrants to purchase hundreds of thousands of shares of Motient stock. Those warrants are now worth tens of millions of dollars.
     18. In order to raise capital to maintain operations and invest in MSV, in 2004 and early 2005, Motient sold hundreds of millions of dollars in various unregistered securities. Because Motient’s underlying business was losing tens of millions of dollars a year, selling equity was Motient’s only source of cash.
     19. In connection with each of the sales described herein, CTA and Abbruzzese provided advice to the Motient board and encouraged Motient to retain Tejas to provide services to the Company. CTA also discouraged any competitive bidding for the service provided by Tejas, pressuring the board that no adequate alternatives existed and contriving urgency that did not exist. The result was that the board felt compelled to follow CTA’s advice without proper consideration of alternatives or alternative service providers. The directors, other than James Dondero, provided little input and had basically no deliberation on these complicated issues involving transactions worth hundreds of millions of dollars to the company. In fact, since at least July 2002, Defendant Kittner has not made substantive comments or actively participated in deliberations at a Board meeting.
     20. CTA and Abbruzzese also failed to disclose their interests in Tejas and Tejas’s lack of qualifications for the tasks for which they were recommended by CTA. The net result was extraordinary compensation to CTA (and thus to Abbruzzese, Kittner and Aquino) and Tejas. Gary Singer advocated that the board hire Tejas and disparaged other well regarded Wall Street firms. CTA, Abbruzzese and Gary Singer all pressured the company to retain Tejas, despite Tejas’s relative obscurity and lack of qualifications.
     21. In 2003, Tejas was a regional financial advisor focusing on brokerage sales and research of mid-cap stocks. Investment banking revenue was a de minimis part of its business, accounting for less than 1% of its revenue. Abbruzzese and Steven Singer failed to disclose, however, that Tejas was unqualified to perform the services for which it was retained and was in fact struggling for its corporate life. After Tejas began work for Motient, however, Tejas’s investment banking revenue increased over 25,000%, annual profit increased over 2600%, and Tejas’s stock price appreciated 900% in one year. In addition to being paid significant fees by Motient, Tejas was granted significant warrants to purchase Motient common stock, and those warrants now are worth tens of millions of dollars.

     22. Tejas was also paid an above-market rate for its services. For example, in July 2004, Tejas received warrants valued at $11.6 million at the time of issuance, even though Motient received only $30.0 million of proceeds from the offering. Putting aside any other fees to CTA or Tejas, Motient in effect paid a fee of nearly 39% for this equity issuance. The value of Motient warrants granted to Tejas in 2004 was over $20 million dollars, fees greatly in excess of the market value of Tejas’s services.
     23. In total, the value of the warrants provided to CTA and Tejas are estimated to be worth over $50 million. This is in addition to the millions more in fees Motient paid to CTA and Tejas by Motient. Defendants have benefited from their breaches of fiduciary duties in amounts that could exceed $100 million.
     24. In addition to stock and fees paid to CTA, Abbruzzese and Kittner have another conflict of interest associated with Motient’s purchase of MSV units. Namely, even though Motient owns a significant stake in MSV, Motient is not the only MSV shareholder, nor does Motient own or control MSV’s general partner. MSV’s general partner is actually Motient Satellite Ventures GP, Inc., (“MSV GP”) whose principal place of business is 10802 Parkridge Boulevard, Reston, Virginia. Abbruzzese and Kittner are directors of MSV GP. Thus, Kittner sits on both the Motient and MSV GP board, while Abbruzzese sits on the MSV GP board and also has de facto executive authority at Motient. Thus, even though Motient owns upwards of 40% of MSV, the only two MSV GP directors with any executive responsibility at Motient are both CTA employees.
     25. In addition to Kittner’s and Abbruzzese’s service on the MSV GP board, Plaintiff has been informed that CTA, Abbruzzese, Kittner or entities affiliated with them also either own direct equity interests in MSV or beneficial interests in MSV equity. Thus, because they directly benefit from an increase in value at MSV, Kittner, Abbruzzese and CTA have both a motive and an opportunity to transfer value from Motient to MSV. Motient’s purchases of MSV units in 2004 at prices that reflected ever increasing valuations of MSV enriched Kittner, Abbruzzese and CTA through their ownership of MSV units.
     26. Kittner, Abbruzzese and CTA failed to fully disclose the conflicts arising from the management and ownership of MSV to either the Motient board or to the public. Kittner, Abbruzzese and CTA also failed to recuse themselves from past deliberations, discussions and decisions relating to Motient’s dealings with MSV.
Motient’s 2004 Private Placement Transactions and Warrant Grants to Defendants
     27. As disclosed in Motient’s 10-K filed March 31, 2005, on April 7, 2004, Motient sold 4,215,910 shares of its common stock at a per share price of $5.50 for an aggregate purchase price of $23.2 million to several different investors. The sale of these shares was not registered under the Securities Act of 1933 (the “Securities Act”), as amended, and the resale of the shares was restricted in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, Motient signed a registration rights agreement with the holders of these shares. Motient also issued warrants to purchase an aggregate of 1,053,978 shares of its common stock to certain investors.
     28. In connection with the April 2004 sale, Motient issued to Tejas, its placement agent for the private placement, and certain CTA affiliates, warrants to purchase 600,000 and 400,000 shares, respectively, of its common stock. The exercise price of these warrants was $5.50 per share. The warrants were immediately exercisable upon issuance and provided for a term of five years. Motient also paid Tejas a placement fee of $350,000 at closing. The fair value of the warrants was estimated at $6.2 million. The shares were offered and sold pursuant to an exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act.
     29. On July 1, 2004, Motient sold 3,500,000 shares of its common stock at a per share price of $8.57 for an aggregate purchase price of $30.0 million to multiple investors. The sale of these shares was not registered under the Securities Act and the resale of the shares was restricted in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act.
     30. In connection with the July 2004 sale, Motient issued to certain affiliates of CTA and Tejas, its placement agent for the private placement, warrants to purchase 340,000 and 510,000 shares, respectively, of its common stock. The exercise price of these warrants was $8.57 per share. The warrants were immediately exercisable upon issuance and have a term of five years. Motient also paid Tejas Securities Group, Inc. a placement fee of $850,000 at closing. The fair value of the warrants was estimated at $11.6 million using a Black-Scholes model. The shares were offered and sold pursuant to an exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act.
     31. On November 12, 2004, Motient sold 15,353,609 shares of its common stock at a per share price of $8.57. Motient received aggregate proceeds of $126,397,809, net of $5,182,620 in commissions paid to its placement agent, Tejas. The approximately 60 purchasers included substantially all of the purchasers from the April and July 2004 private placements, as well multiple new investors. The sale of these shares was not registered under the Securities Act and the resale of the shares was restricted in the United States absent registration or an applicable exemption from registration requirements. The shares were offered and sold pursuant to the exemption from registration afforded by Rule 506 under the Securities Act and/or Section 4(2) of the Securities Act. In connection with this sale, Motient signed a registration rights agreement with the holders of these shares. Motient also issued warrants to purchase an aggregate of approximately 3,838,401 shares of its common stock to certain investors at an exercise price of $8.57 per share.
     32. In addition, in February 2005, CTA and certain of its affiliates were paid an investment banking fee of $3.7 million in cash and stock in relation to the closing of Motient’s acquisition of certain interests in MSV. Gary Singer argued to the board on his own behalf and on behalf of CTA that they should receive a significant fee for this deal. Gary Singer actually sought an even greater fee for himself, arguing that he had done more work on the deal than any Motient director. After Motient paid CTA $3.7 million, CTA then assigned approximately $1.1 million of this fee to The Singer Children’s Management Trust, which is ultimately controlled by and affiliated with Gary Singer.
The Web of Connections
     33. In addition to Motient, CTA also advises Globix. Globix’s non-executive chairman is defendant Steven Singer. Like Motient, Globix pays CTA a monthly fee for its advice, and like Motient, Globix has granted CTA significant warrants. In addition to Motient and Globix, CTA and Abbruzzese provide advice to entities that have an interest in MSV or its general partner, and CTA and Abbruzzese have indirect ownership interests in MSV. Finally, Globix shares directors with Motient, including Steele and Singer.

     34. Gary Singer shares an office with Steven Singer, has participated in many Motient board meetings and conference calls, and even acted in a managerial role on behalf of the company. Gary Singer routinely pressures the board for compensation, and has warrants to acquire shares of the company. Defendant Downie often delegated authority to Gary Singer, and Gary Singer regularly negotiated transactions purportedly on behalf of Motient. Downie has never disagreed with any proposal to the board made by Gary Singer, Steven Singer, CTA or Abbruzzese. Defendants have tried to obfuscate Gary Singer’s role with Motient by not officially naming him an officer or director of the company.
     35. Gary Singer and Abbruzzese also have an extensive business history together. In fact both Gary Singer and Abbruzzese were recently sued for looting WSNet Holdings, Inc., a satellite television company based in Austin, Texas. Abbruzzese was the chairman of WSNet, a company that was allegedly dominated by Gary Singer, and was sued by WSNet’s shareholders for breach of fiduciary duty and letting Gary Singer control the corporation. Judgment was reportedly entered against Abbruzzese for $9 million. In addition, Abbruzzese has been involved in businesses linked to Romulus Holdings, Inc., Remus Holdings, Inc. and The Singer Children’s Management Trust, all of which are investment vehicles for the Singer family, including Gary Singer. For example, Gary Singer, Abbruzzese and Romulus Holdings were all Defendants in WSNet litigation and were alleged to have participated in various breaches of duty in that case.
     36. CTA, Kittner and Abbruzzese also have links to Tejas, the firm they pressured Motient to hire at above market rates. On November 8, 2004, Tejas granted Abbruzzese an option to purchase 100,000 shares of common stock of Tejas, purportedly as compensation to Abbruzzese for services rendered to Tejas. Neither Abbruzzese, CTA, nor Tejas disclosed this option grant to the Motient board. Tejas also gave PDA Group, LLC, an entity wholly-owned by Aquino, warrants to purchase 56,250 shares of Motient common stock.
     37. After CTA and Abbruzzese steered millions in fees and Motient warrants to CTA and Tejas, in May 2005, Tejas announced that it would essentially acquire CTA for approximately $65 million in cash and stock to CTA’s owners, including Abbruzzese and Kittner. CTA became a wholly owned subsidiary of Tejas and continued to operate under the CTA brand and will maintain a primary office in Reston, Virginia, where MSV is also located. Defendant Abbruzzese was appointed Vice Chairman of Tejas and granted a generous employment agreement and stock option package.
     38. Another significant investor in Motient is Rajendra Singh. Singh also has invested with the Singers in other companies, including First Avenue Networks, Inc. and Leap Wireless International, Inc. Singh and Singer family entities have significant stakes in First Avenue Networks, Inc. and that company has also issued warrants to Tejas. Singh, Kittner and another CTA principal, Wayne Barr, had agreed to serve as directors of Leap Wireless after it emerged from bankruptcy, but resigned shortly after CTA was terminated by Leap.
     A Majority of the Board of Directors of Motient is Not Independent, But Rather Controlled and Dominated by the Defendants
     39. Motient’s Board of Directors, consisting of seven persons, is unable to investigate, pursue or litigate the claims alleged in this Complaint. A majority of the Motient board of directors is not disinterested and independent. Steven Singer cannot possibly investigate and pursue claims for his breach of duties, as he and/or his brother have a financial interest in the transactions described herein. As further detailed herein, Raymond Steele is controlled and dominated by the Singers, and dependent on the Defendants for compensation he receives as a director of Singer-affiliated entities Globix and American Banknote. Defendant C.

Gerald Goldsmith is controlled and dominated by the Singers and has a history of business with them, including service on the American Banknote board of directors. Defendants Kittner and Williamson have a direct, material financial interest in the transactions described herein. Defendant Williamson owns a significant stake of Tejas stock, and is a director of Defendant Tejas. Kittner remains a senior executive at defendant CTA, and is a business partner with Defendants Abbruzzese and Aquino.
     40. Defendant Steele is a member of the board of directors of both Globix and American Banknote, two entities whose boards of directors are chaired by Steven Singer. Steven Singer is chairman of the board of American Banknote and also has a significant stock interest in American Banknote. Steele receives over $25,000 annually for his board service at Globix and a similar amount for board service on American Banknote. In addition, Steele has received various stock option and warrant grants from both entities in connection with his service as a director. Because of his close ties to Steven Singer, Steele is incapable of disinterestedly considering a demand to take action against the Defendants. Steele is dominated, controlled and dependent on the Singers and the largesse they dispense to him. Steele’s arrangement with American Banknote is part of a pattern of largesse. Similarly, Gary Singer was awarded a $325,000 bonus by American Banknote and also annual consulting fees of $120,000.
     41. Defendant Williamson was appointed to the Motient Board in March 2005. Williamson also is a director of Tejas and owns a significant number of Tejas shares. Williamson has been a Tejas director since 1999, and now owns over 51,000 shares of Tejas, a stake with a current market value exceeding half a million dollars. He therefore cannot be expected to investigate and prosecute claims against Tejas and the other Defendants.

     42. Defendant Goldsmith also recently joined the Motient board in 2005. Goldsmith also has an extensive history of business with the Singers, including board service on the American Banknote board of directors. In fact, in November 2000, the American Banknote board elected Goldsmith as Chairman Emeritus of the Board, and he became a consultant to American Banknote, at the rate of $10,000 per month. In July 2001, Goldsmith was awarded a participation in American Banknote’s restructuring bonus pool at a $100,000 level, which was fully paid over a 36-month period commencing in January 2001 and ending December 31, 2003. On the April 15, 2005 consummation date of American Banknote’s second bankruptcy filing, Goldsmith retired from the American Banknote board, who then paid Goldsmith $40,000 for his past services. At approximately the same time that his tenure on the American Banknote board (chaired by Steven Singer) ended and the payments to him ceased, Goldsmith was nominated to serve on the Motient board, also chaired by Steven Singer. Thus, Goldsmith is dominated, controlled and dependent on the Singers and the largesse they dispense to him.
Efforts to Have the Motient Board Pursue These Claims
     43. At Motient board meetings in 2005, then director James Dondero (“Dondero”) raised his concerns regarding warrants, options and other payments awarded to CTA and Tejas. Dondero has also opposed retaining Tejas as underwriter and questioned the fees to be paid to Tejas, and, as a director, voted against proposals to retain Tejas as underwriter. Rather than address those concerns, on August 11, 2005, the Board sent Dondero a letter threatening to sue him for disclosing and discussing, among other things, the information he related at the Board meetings and the Board’s reactions to his concerns. Dondero informed the company and the Board that he had not disclosed any material non-public information and encouraged the board to focus on improving shareholder value.

The Board’s Retaliation Against Dondero and the Misleading 8-K
     44. Plaintiff submitted the original complaint for filing on August 16, 2005, immediately prior to a previously-scheduled Motient board meeting that began at 2:00 p.m. Central time. At that board meeting, Motient’s dominated, controlled and conflicted board implemented a scheme to exclude the only truly independent director, Dondero, from management and the board, even though Highland and its affiliates are collectively Motient’s largest shareholder. At the August 16 board meeting, the board voted to form a so-called “Executive Committee,” which excludes Dondero. By excluding Dondero from the Board, the Defendants and the dominated, controlled and conflicted Board members have effectively (i) disenfranchised Motient’s shareholders; (ii) entrenched themselves to the detriment of the company; (iii) effectively excluded the person fighting for Motient’s shareholders, Dondero, from influencing the board, its deliberations and the future of Motient; and (iv) created a “board within a board” that can continue to oversee the direction of the company for the benefit of the Defendants to the detriment of Motient shareholders.
     45. In contrast to the Motient’s board’s exclusion of Dondero, the Motient board allows the conflicted Defendants, including Steven Singer, Gary Singer, Kittner, Williamson, Abbruzzese, and Downie, to conduct the affairs of the company, attend board meetings, vote on all corporate matters and generally direct the strategy and set the course of the company. This inconsistency demonstrates the board’s lack of independence and inability to meaningfully pursue and prosecute the claims and allegations previously raised by Plaintiff and Dondero.
     46. The Board further demonstrated its inability to prosecute these claims when it filed with the SEC a misleading current report on Form 8-K on August 19, 2005, purporting to describe Plaintiff’s original complaint (the “8-K”). Motient’s 8-K identified Plaintiff’s suit, but focused on Dondero and Highland rather than the claims asserted herein. In fact, the 8-K inaccurately stated that “The lawsuits against Motient were filed after the formation by Motient’s Board of Directors of an Executive Committee which does not include Mr. Dondero.” The lawsuits were in fact submitted for filing before the board meeting and the board’s exclusion of Dondero from management, and any implication that this lawsuit was filed as a result of the formation of an Executive Committee is inaccurate.
     47. Finally, the 8-K starkly demonstrates the Board’s inability to investigate and prosecute the claims alleged in Plaintiff’s complaint. Quite simply, the defendant directors that control and dominate the Board have prejudged these claims without any investigation or deliberation. Indeed, the 8-K does not reference any board investigation or deliberation relating to the allegations of the complaint or even that the full board met to consider the complaint after it was filed and before Motient filed the 8-K. Notwithstanding this fact, Motient’s 8-K summarily concluded: “Motient believes that these lawsuits have no merit and intends to vigorously defend these lawsuits.” Motient and the Defendants board members should not be entrusted to prosecute claims that they have declared dead on arrival.
COUNT 1 — BREACH OF FIDUCIARY DUTY
     48. Plaintiff repeats the allegations in the foregoing paragraphs as if fully set forth herein.
     49. All of the Director Defendants and Downie owed Motient the fiduciary duties of care, loyalty, utmost good faith and fair dealing, accountability and disclosure. The directors with either direct or indirect interests in CTA or Tejas have breached their fiduciary duties by placing their own interests above the interests of Motient and by engaging in the actions and omissions described herein.

     50. The Directors Defendants including Steven Singer, Aquino, Kittner, Williamson, Steele and Goldsmith who approved the grant of warrants or options to purchase Motient stock to either CTA or Tejas and/or payments to CTA or Tejas have breached their fiduciary duties because such grants and payments were unnecessary, excessive and reflected self-dealing transactions as to certain directors with interests in either CTA or Tejas.
     51. Defendants Steven Singer, Downie, Aquino, Steele, Williamson, Goldsmith, Kittner and Abbruzzese have breached their fiduciary duties to Motient by, among other things, (i) causing Motient to hire CTA; (ii) causing Motient to pay CTA exorbitant fees and warrants; (iii) engaging Tejas to provide services to the Company; (iv) agreeing to pay Tejas millions in fees and warrants for the services allegedly provided; and (v) misrepresenting and failing to disclose adequately their interests in these entities.
     52. By knowingly permitting Gary Singer to act in a managerial role in circumvention of the SEC injunction and by failing adequately to disclose the extent of his role with Motient, the Defendants including Steven Singer, Aquino, Downie, Kittner, Williamson, Steele and Goldsmith have breached their fiduciary duties of care, good faith, and loyalty.
     53. In addition, certain of the director Defendants have improperly profited from these breaches of fiduciary duty and all such Defendants are legally responsible for their fiduciary breaches.
     54. As a proximate result of these breaches of fiduciary duty, Motient has been harmed.
COUNT 2 — AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
     55. Plaintiff repeats the allegations in the foregoing paragraphs as if fully set forth herein.

     56. Defendants Gary Singer, CTA, Abbruzzese, and Tejas aided and abetted the breaches of fiduciary duties described above by knowingly participating in the breach of fiduciary duties, which have resulted in harm to Motient.
     57. Gary Singer has knowingly aided and abetted the breaches of fiduciary duty by the director Defendants, who have allowed Gary Singer to circumvent the SEC injunction by participating in the management of Motient and actively participating in board meetings, effectively serving as a de facto officer and director of Motient.
     58. Defendants’ conduct has resulted in harm to the Company.
COUNT 3 — UNJUST ENRICHMENT
     59. Plaintiff repeats the allegations in the foregoing paragraphs as if fully set forth herein.
     60. Defendants Steven Singer, CTA, Abbruzzese, Kittner, Aquino, Downie and/or Tejas have obtained benefits from Motient by wrongful conduct, duress and/or taking of an undue advantage of Motient as described in the foregoing recitation of facts. As a result, these Defendants have been unjustly enriched. Motient seeks recovery of all monies and assets unjustly obtained by Defendants.
FUTILITY OF DEMAND
     61. Plaintiff repeats the allegations in the foregoing paragraphs as if fully set forth herein.
     62. Under the particularized facts alleged herein, a reasonable doubt is created that a majority of the board of directors of Motient is disinterested and independent, for the reasons discussed. In addition or in the alternative, a reasonable doubt exists that the challenged transactions and conduct were the product of a valid exercise of business judgment of Motient’s directors. For these reasons, pre-suit demand upon Motient is excused as futile.
PRAYER
     Plaintiff seeks the following relief:
     (1) all damages suffered by the Company or directly by its shareholders (other than Defendants and their affiliates or family members);
     (2) the imposition of a constructive trust upon all profits, assets and proceeds of Defendants as a result of breaches of fiduciary duty to Motient;
     (3) attorney’s fees, costs, and expenses incurred by Plaintiff in connection with this action;
     (4) pre-judgment and post-judgment interest; and
     (5) such other or further relief that the Court deems just and equitable.
     WHEREFORE, Plaintiff prays that upon final hearing the Court award judgment in favor of Plaintiff and against Defendants and grant the aforementioned relief and such other and further relief as may be just.

POTTER ANDERSON & CORROON LLP
OF COUNSEL:

Haynes and Boone LLP	By /s/ Joyce E. Wong
Brian D. Hail (BH-1857)	Kevin R. Shannon (#3137)
53 E. 53rd St. 49th Floor	Michael A. Pittenger (#3212)
New York, NY 10022	Matthew E. Fischer (#3092)
Telephone: (212) 659-4962	Joyce E. Wong (#4617)
Telecopier: (212) 884-8202	Hercules Plaza, 6th Floor
1313 North Market Street
Wilmington, Delaware 19899-0951
(302) 984-6000
Dated: September 6, 2005
Attorneys for Plaintiff

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